

16022356

SECURITIES

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 9/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterne Agee Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Perimeter Park South, Suite 100W
(No. and Street)

Birmingham	AL	35243
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Wagstaff (205) 380-1716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

We, Jay W. Carter and C. Fred Wagstaff, III, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterne Agee Financial Services, Inc., as of September 30, 2016, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO, Sterne Agee Financial Services, Inc.
Title



CARRIE KELLY
My Commission Expires
May 23, 2020



Signature

CFO and Treasurer, Sterne Agee Financial Services, Inc.
Title



Notary Public

This report **contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*


Warren
Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Sterne Agee Financial Services, Inc.

We have audited the accompanying statement of financial condition of Sterne Agee Financial Services, Inc. (a Delaware corporation) as of September 30, 2016, and the related notes to the financial statement. The financial statement is the responsibility of Sterne Agee Financial Services, Inc.'s management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sterne Agee Financial Services, Inc. as of September 30, 2016 in accordance with accounting principles generally accepted in the United States of America.

Warren Averett, LLC

Birmingham, Alabama
November 23, 2016

STERNE AGEE FINANCIAL SERVICES, INC.
(A Wholly-Owned Subsidiary of INTL FCStone Inc.)

Statement of Financial Condition

September 30, 2016

Assets		
Cash and cash equivalents	$	6,613,689
Due from affiliates		1,464,833
Deferred tax asset, net		4,688,368
Furniture and equipment (less accumulated depreciation and amortization of $167,022)		14,867
Other assets		1,676,197
Total assets	$	14,457,954
Liabilities and Stockholder's Equity		
Due to Parent	$	532,933
Payable to financial advisors		2,026,273
Other liabilities		1,161,258
Total liabilities		3,720,464
Stockholder's equity:		
Common stock, $0.001 par value. 2,500 shares authorized, issued, and outstanding		2
Additional paid-in capital		7,987,139
Retained earnings		2,750,349
Total stockholder's equity		10,737,490
Total liabilities and stockholder's equity	$	14,457,954

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business and Principles of Consolidation

Sterne Agee Financial Services, Inc. (the Company), a wholly owned subsidiary of INTL FCStone Inc. (INTL or The Parent). The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities include the execution of securities transactions for institutional and retail customers, as well as sales of insurance products to retail customers. Institutional and retail customers are introduced to the Company through a network of financial advisors and third-party marketing agreements with various banks. All securities transactions are settled through an affiliated clearing broker on a fully disclosed basis.

The Company contracts with Sterne, Agee & Leach, Inc. (SALI), an affiliate, to serve as the clearing and carrying broker, to clear and perform the majority of other back office operations, and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the SEC. Under the terms of the agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. Management expects no significant losses under this agreement.

As further discussed in Note 2 to the financial statements, on July 1, 2016, INTL acquired 100% of the outstanding stock of the Company from Sterne Agee, LLC (SA LLC) a Stifel Financial Corp. (Stifel) company (the Acquisition). The Company has elected to use pushdown accounting to establish a new accounting basis for the Company beginning July 1, 2016.

WRP Investments, Inc. (WRP) was a wholly owned subsidiary of the Company prior to the Acquisition. As part of the Acquisition, the Company assigned its ownership of WRP to SA LLC. The ownership assigned did not have a material effect on the statement of financial condition.

(b) Use of Estimates in Financial Statements

The accounting principles used in preparing the statement of financial condition conform with accounting principles generally accepted in the United States of America (U.S. GAAP) and with general practices followed by broker/dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, intangibles, income taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) ***Cash and Cash Equivalents***

Cash and cash equivalents include short-term highly liquid investments with original maturities of three months or less.

(d) ***Accounting for Securities Transactions and Other Activity***

Receivables/payables with broker/dealers, if any, are recorded on a settlement-date basis, which does not differ materially from a trade-date basis.

Securities owned and securities sold but not yet purchased are stated at fair value.

(e) ***Goodwill and Other Intangible Assets***

Intangible assets, including goodwill and identifiable intangible assets represent the excess of consideration paid over the fair value of tangible assets acquired less the assumption of liabilities. The Company had recorded identifiable intangible assets and goodwill which were written off to additional paid-in capital as of the acquisition date as a purchase price adjustment. See Note 2 for more information.

Through the acquisition date, the Company amortized customer lists and customer relationships using the straight-line method over their estimated useful lives of five and ten years, respectively.

(f) ***Furniture and Equipment***

Furniture and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets.

(g) ***Other Assets***

Other assets consist primarily of notes receivable from financial advisors, prepaid assets, and other receivables.

(h) ***Subsequent Events***

The Company has evaluated subsequent events and their potential effects on this statement of financial condition through the date of the issued financial statements. The Company does not believe there are any material subsequent events that would require further recognition or disclosure to the September 30, 2016 financial statements.

(i) ***Recent Accounting Pronouncements***

Accounting Changes Issued Not Currently Effective

In October 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-16, Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory. This ASU requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transaction occurs. The amendment eliminate the exception for an intra-entity transfer of an asset other than inventory. Two common examples of

assets included in the scope of the amendment are intellectual property and property, plant and equipment. The amendments do not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. The amendments should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact the new guidance will have on its financial condition.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which significantly changes the ways entities recognize credit losses on financial instruments. The guidance is effective January 1, 2020, with early adoption permitted on January 1, 2019. The Company expects to adopt this guidance starting with the first quarter of fiscal year 2020. The guidance introduces a new credit reserving model known as the Current Expected Credit Loss ("CECL") model, which is based on expected losses, and differs significantly from the incurred loss approach used today. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information and will likely result in earlier recognition of credit reserves. The Company is currently evaluating the impact the new guidance will have on its financial condition.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 addresses the recognition, measurement, presentation and disclosure of financial assets and liabilities. The guidance primarily affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. In addition, the guidance clarifies the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available for-sale debt securities. This guidance is effective for the Company in the first quarter of fiscal 2019, and early adoption is not permitted, with certain exceptions. The amendments are required to be applied by means of a cumulative-effect adjustment on the balance sheet as of the beginning of the fiscal year of adoption. The Company is currently assessing the impact, if any, the guidance may have upon adoption.

In August 2014, the FASB issued ASU 2014-15 which requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity's ability to continue as a going concern. The guidance is intended to incorporate into U.S. GAAP a requirement that management perform a going concern evaluation similar to the auditor's evaluation required by standards issued by the Public Company Accounting Oversight Board (PCAOB) and American Institute of Certified Public Accountants (AICPA). The guidance is effective for the Company in fiscal year 2017. Early application is permitted. The adoption is not expected to materially affect the Company's financial condition.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 completes the joint effort by the FASB and International Accounting Standards Board (IASB) to improve financial reporting by creating common revenue recognition guidance for GAAP

and International Financial Reporting Standards (IFRS). In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)." ASU 2016-08 clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing." ASU 2016-10 clarifies the implementation guidance on identifying performance obligations. These ASUs apply to all companies that enter into contracts with customers to transfer goods or services. These ASUs are effective for public entities for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company expects to adopt this guidance starting with the first quarter of fiscal year 2019. Entities have the choice to apply these ASUs either retrospectively to each reporting period presented or by recognizing the cumulative effect of applying these standards at the date of initial application and not adjusting comparative information. The Company is currently evaluating the requirements of these standards and has not yet determined the impact on its financial position condition.

(2) Acquisitions

As discussed in Note 1 to the financial statements, on July 1, 2016, the Company was acquired by INTL pursuant to the Agreement and Plan Merger, dated June 29, 2016 (the Acquisition Agreement). The Acquisition was accounted for using the acquisition method under Accounting Standards Codification (ASC) Topic 805, Business Combinations. Under the acquisition method, the purchase price was allocated to the underlying tangible assets acquired and liabilities assumed based on their respective fair values. No intangible assets were recorded in connection with the acquisition. Pushdown accounting equity adjustments of $8,796,859 were primarily related to current and deferred income taxes, goodwill and other intangible assets, notes receivable from financial advisors and fixed assets. The total purchase price allocated was $10,652,071. The purchase price allocation at July 1, 2016, is summarized in the following table:

Assets			**Liabilities and nets assets acquired**		
Cash and cash equivalents	$	6,756,324	Payable to financial advisors	$	2,218,917
Due from affiliates		411,779	Other liabilities		1,212,429
Property and equipment		16,716	Net assets acquired		10,652,071
Tax assets		5,009,183			
Other assets		1,889,415			
Total assets	$	14,083,417	Total liabilities and net assets acquired	$	14,083,417

(3) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30, 2016, the Company had net capital of 3,273,558, which was $3,020,935 in excess of required net capital.

The Company claims an exemption from the provisions of the SEC's Customer Protection – Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

(4) Commitments and Contingencies

The Company, in its capacity as a broker/dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. The Company has been indemnified by Stifel, per the Acquisition Agreement, for certain litigation matters. Management does not expect that the resolution of any litigation or regulatory matters will have a material impact on the Company's financial condition.

(5) Related-Party Transactions

Stifel, SA LLC, SALI and INTL provided/provides management, consulting, and financial services to the Company. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

Stifel and SALI provided/provides office space, communications, and clearing services to the Company in the normal course of operations.

Cash and cash equivalents are held in accounts with SALI. SALI serves as the custodian for the Company for securities, cash, and other property owned by or in the fiduciary accounts.

(6) Income Taxes

During its fiscal year, on July 1, 2016, the Company was acquired by INTL. The Company is included in the consolidated federal income tax return filed by Stifel through June 30, 2016 and in the consolidated federal income tax return to be filed by INTL after June 30, 2016. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from INTL and Stifel. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws, and rates. Deferred tax expenses or benefits are recognized in the statement of financial condition for the changes in deferred tax liabilities or assets between years.

Deferred tax assets and liabilities are determined under the asset-liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. The net deferred tax asset in the statement of financial condition has been recorded the following:

Deferred tax assets and liabilities are determined under the asset-liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. The net deferred tax asset in the statement of financial condition has been recorded the following:

		September 30, 2016
Deferred tax asset:		
Bad debt reserves	$	601,977
Depreciation and amortization		4,219,029
Accrued vacation		25,691
State NOL		169
Total		4,846,866
Valuation allowance for NOL's		(169)
Deferred tax asset after valuation allowance		4,846,697
Deferred tax liability:		
Prepaid expenses		(158,329)
Total deferred tax liability		(158,329)
Deferred tax asset, net	$	4,688,368

Management assesses the available positive and negative evidence to estimate if sufficient taxable income will be generated to permit the use of its deferred tax assets. The Company has recorded a valuation allowance against state net operating losses that do not expect to be utilized. On the basis of this evaluation, as of September 30, 2016, the Company believes it is more likely than not that it will realize the tax benefit of the deferred tax assets, net of the existing valuation allowance on state net operating losses, in the future.

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of September 30, 2016, the Company had no unrecognized tax benefits related to federal or state income tax matters. With few exceptions, the Company's tax returns for tax years prior to 2011 are no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities. Stifel has filed tax returns through calendar year ended December 31, 2015.